[LETTER HEAD OF Kyle L. Tingle, CPA, LLC]

November 13, 2006

Paul J. Pollock
Katten Muchin Rosenman
575 Madison Avenue
New York, NY 10022

Gentlemen:

This letter is to be filed in connection with the Periodic Report filed on Form 8-K, which I have reviewed, filed with the Securities and Exchange Commission on November 13,2006. This letter confirms my dismissal as auditor of Parque La Quinta Estates (the "Company") (CIK Number 000-51575), effective after the filing of the Form 10-KSB for the fiscal year ended Decentber 31, 2005 and the reorganization of the Company.

At this time, there are no accounting disagreements on the financial statements prepared by this finn and filed with the Securities and Exchange Commission. I will be willing to cooperate with successor accountant to try to make a smooth transition for future filings.

I have returned to you all original records provided to me in previous engagements. My working paper files are the property of my firm. These will be maintained by me in accordance with my retention policy. I will consider any requests for copies of documents in out working paper files from you or the successor firm. However, providing such copies is at my discretion. Reasonable copying costs will be due and payable on a COD basis for any documents the successor auditor may require.

If you have any questionsregardingthis communication, please contact Kyle L. Tingle at (702) 450-2200.


Sincerely,

/s/ Kyle L. Tingle, CPA, LLC
Kyle L. Tingle, CPA, LLC